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Investor Contact:                                                Media Contacts:

John Kechejian                                                     Alison Hagan                                        Jason Stewart

Vice President, Investor Relations                    Vice President, Public Relations         Director, Public Relations

The Thomson Corporation                                 Thomson Financial                               The Thomson Corporation

(203) 328-9470                                                        (646) 822-2076                                       (203) 328-8339

john.kechejian@thomson.com                           alison.hagan@thomson.com             jason.stewart@thomson.com

For Immediate Release

THOMSON TO ACQUIRE CORPORATE COMMUNICATIONS BROADCAST NETWORK (CCBN) Strengthens Thomson Financial Product Offering to Corporate and Investment Management Communities

STAMFORD, Conn., January 29, 2004 - The Thomson Corporation (NYSE: TOC; TSX: TOC) and privately held CCBN, Inc. (Corporate Communications Broadcast Network), today announced that they have signed a definitive agreement under which Thomson will acquire CCBN.  Financial terms of the transaction were not disclosed. Thomson currently owns ten percent of CCBN.

Boston-based CCBN provides web-based solutions for the investment community, offering services to enhance the way companies communicate and meet disclosure requirements, and assists investors in managing and leveraging this information.  CCBN's investor relations website hosting, webcasting, and disclosure services are utilized by corporate communications professionals at more than 3,000 companies to deliver information via interactive and multi-media solutions. CCBN's StreetEvents service offers institutional and individual investors a one-stop solution for managing corporate disclosure information by aggregating conference calls, webcasts, transcripts, call summaries, and other financial information into a single application subscribed to by more than 15,000 investment professionals.

 "The acquisition of CCBN is squarely in line with Thomson Financial's strategic focus on providing comprehensive analytical and workflow products, technology and distribution services to the securities industry," said Sharon Rowlands, president and chief operating officer, Thomson Financial.  "In recent years, the demand for corporate information by the institutional investment community has increased dramatically.  CCBN's robust corporate content and analysis will enhance the broad array of research products already offered by Thomson Financial, allowing us to provide our customers with advanced research solutions, while expanding into new segments of the corporate communications market.  Similar to Thomson, CCBN has a strong track record of innovation and customer service, as well as a sales-oriented culture, which will be invaluable as we further develop the next generation of information solutions."

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Thomson To Acquire CCBN

January 29, 2004

"We are delighted to have reached this agreement with Thomson, and are excited about the world-class content, analytical tools and innovative product solutions this transaction will bring to customers of both companies," said Jeffrey P. Parker, chairman and chief executive officer of CCBN.  "Thomson Financial's infrastructure and product line are highly complementary to our existing offerings, and will help continue CCBN's mission of improving communications between public companies and the investment community.  I am confident that CCBN's valued employees and creative spirit will thrive as part of Thomson."

This transaction is subject to customary regulatory and closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

About The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2002 revenues from continuing operations of $7.5 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  With operational headquarters in Stamford, Conn., Thomson has approximately 43,000 employees and provides services in approximately 130 countries.  The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

About CCBN

CCBN (Corporate Communications Broadcast Network) is an entrepreneurial success story in the rapidly growing industry of Internet-based corporate communications. CCBN was co-founded by Rob Adler and Jeff Parker, founder of First Call and former CEO of Thomson Financial.  Today, CCBN is a leading provider of web-based solutions for the investment community, offering services that transform the way companies communicate and meet disclosure requirements while assisting investors in managing and leveraging this information. CCBN's investor relations Web site hosting, webcasting, and disclosure services are utilized by corporate communications professionals at over 3,000 companies to deliver critical information via interactive and multi-media solutions. CCBN's StreetEvents service offers institutional and individual investors a one-stop solution for managing corporate disclosure information by aggregating conference calls, webcasts, transcripts, call summaries, and other financial information into a time-saving, efficiency tool subscribed to by over 15,000 Wall Street professionals. Headquartered in Boston, MA, CCBN has additional offices in San Francisco and London. For more information, please visit www.ccbn.com.

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Thomson To Acquire CCBN

January 29, 2004

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations.  These forward-looking statements, such as the Corporation's expectations regarding the effect of the proposed acquisition, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  The Corporation can give no assurance that the proposed acquisition will be completed. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2002, filed with the SEC.  These risks include those associated with the ability of Thomson to fully derive anticipated benefits from its acquisitions. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.